EXHIBIT 4.7

PURCHASE AND SALE AGREEMENT

        This PURCHASE AND SALE AGREEMENT (“Agreement”), dated this 6th day of December, 2005 by and between Fancher Resources, LLC whose address is 1801 Broadway, Suite 720, Denver, Colorado 80202 (“Seller”) and Kodiak Oil & Gas (USA), Inc. whose address is 1625 Broadway, Suite 330, Denver, Colorado 80202 (“Buyer”).

RECITALS

        A.     Buyer and Seller have entered into discussions regarding the sale and purchase of Seller’s real and personal property interests in the oil and gas properties as more fully described in Section 2 below (the “Assets”). Seller owns and desires to sell the Assets to Buyer pursuant to the terms of this Agreement.

        B.     Buyer has conducted an independent investigation of the nature and extent of the Assets and desires to purchase the Assets pursuant to the terms of this Agreement.

AGREEMENT

        In consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller agree as follows:

        1.        Agreement to Sell and Buy. Seller agrees to sell and convey to Buyer, and Buyer agrees to purchase and receive from Seller, the Assets as defined below.

        2.    Assets. The “Assets” are all of Seller’s right, title, and interest in and to the following:

        a.     The oil and gas leases and other leasehold interests described in Exhibit A (the “Leases”), all right, title and interest in and to the oil, gas and all other hydrocarbons, whether liquid or gaseous (the “Hydrocarbons”), in, on or under or that may be produced from the lands covered by the Leases (the “Lands”) after the Effective Time and all other minerals of whatever nature in, on or under the Leases and Lands.

        b.      oil and gas wells located on the Leases and Lands, or lands pooled or unitized therewith which include the oil and gas wells described in Exhibit B (the “Wells”), all injection and disposal wells on the Leases or Lands, and all personal property and equipment associated with the Wells as of the Closing Date.

        c.      The rights, to the extent applicable and transferable, in and to all existing and effective unitization, pooling and communitization agreements, declarations and orders, to the extent that they relate to or affect any of the interests described in Sections 2.a. and b. or the post-Effective Time production of Hydrocarbons from the Leases and Lands.

        d.      The rights, to the extent applicable and transferable, in and to Hydrocarbon sales, purchase, gathering, transportation and processing contracts, operating agreements, partnership agreements, farmout agreements and other contracts, agreements and instruments relating to the interests described in Sections 2.a., b. and c., including without limitation the “Material Agreements”, excluding however, any insurance contracts.

        e.     All of the personal property, fixtures, improvements, permits, licenses, approvals, servitudes, rights-of-way, easements and other surface rights located on or used in connection with the properties and interests described in Sections 2.a. through d. to the extent that they are located on the Leases or Lands and used in association with the Wells as of the Closing Date.

        f.      The files, records, data and information relating to the items described in Sections 2.a. through e. maintained by Seller (the “Records”), but excluding the following:   (i)   all of Seller’s internal appraisals and interpretive data related to the Leases and Lands,  (ii)    all information and data under contractual restrictions on assignment,  (iii)  all information subject to a privilege, (iv)  Seller’s corporate financial, employee and general tax records that do not relate to the Assets, and (v) all accounting files that do not relate to the Assets.

        3.    Buyer’s Due Diligence. Subject to Buyer’s agreement to maintain the confidentiality of all data and information related to the Assets and/or this Agreement, Buyer may commence its “due diligence” inspection of the Assets and of Seller’s files (including title and contract files, well files, and production files) immediately upon the execution of this Agreement.

        4.    Effective Time. The purchase and sale of the Assets shall be effective as of November 1, 2005 at 7:00 a.m. local time at the site of the Assets (the “Effective Time”).

        5.    Purchase Price. The purchase price for the Assets shall be $1,450,000.00 (the “Purchase Price”), payable by Buyer to Seller at Closing by cashier’s check or by wire transfer of immediately available funds.

        a.          Deposit. Upon execution of this Agreement, Buyer shall deliver to Seller a deposit, in cash or its equivalent, of $145,000.00 (10% of the Purchase Price) (the “Deposit”). The Deposit shall be credited to the Purchase Price at Closing, or if the transaction contemplated by this Agreement does not Close on or before January 6, 2006, or a later date mutually agreed upon by Buyer and Seller, (i) and Seller is in default hereunder and Buyer is in compliance with the terms hereof and has tendered performances at Closing or Buyer terminates this Agreement as permitted under this Agreement, Seller shall return the Deposit to Buyer and Buyer shall waive all other legal and/or equitable remedies for Seller’s default; (ii) and Buyer is in default hereunder and Seller is in compliance with the terms hereof and has tendered performance at Closing, Seller shall be entitled to keep the Deposit as liquidated damages and Seller shall waive all other legal and/or equitable remedies for Buyer’s default.

        b.      Adjustments to Purchase Price. The Purchase Price shall be adjusted for the customary pre- and post-Effective Time production revenues and expenditures attributable to the Assets, including adjustments for production in tanks at the Effective Time (using the daily gauging reports prepared by Buyer if Buyer operates the Assets), “take-or-pay” make-up rights, prepaid expenses, taxes (apportioned as set forth in Section 9), all revenues received by Buyer or Seller from the sale of oil and gas from the Assets, all normal and customary costs and burdens associated with the ownership and operation of the Assets, and such other adjustments as are usual or customary in the purchase and sale of producing oil and gas properties, or as are agreed upon by the parties. In addition, at Closing, the Purchase Price shall be adjusted for the Deposit and may be adjusted pursuant to Section 6.d. for Title Defects and non-Permitted Encumbrances discovered in Buyer’s “due diligence” review (the “Closing Amount”).

        c.      Preliminary Settlement Statement. The Purchase Price shall be adjusted at Closing pursuant to the “Preliminary Settlement Statement” prepared by Seller and submitted to Buyer on or before five days prior to the Closing Date for Buyer’s comment and approval. The Preliminary Settlement Statement shall set forth the Closing Amount and all Purchase Price adjustments and associated calculations. Buyer shall assume all gas imbalances and there shall be no adjustment to the Purchase Price for such imbalances.

         d.      Final Settlement Statement.  After Closing, the Purchase Price shall be adjusted pursuant to a Final Settlement Statement prepared by Seller and delivered by Seller to Buyer on or before 60 days following the Closing Date, setting forth each adjustment or payment that was not finally determined as of the Closing and showing the calculation of such adjustment and the resulting Purchase Price. On or before 15 days after Buyer’s receipt of Seller’s proposed Final Settlement Statement, Buyer shall deliver to Seller a “written report” containing Buyer’s proposed changes to the Final Settlement Statement. Buyer’s failure to timely deliver to Seller the “written report” shall be deemed an acceptance by Buyer of the Final Settlement Statement as submitted by Seller. The parties shall agree with respect to the changes proposed by Buyer no later than 15 days after receipt of Buyer’s “written report,” and the date on which the Final Purchase Price is established shall be called the “Final Settlement Date,” which in no event shall be later than 90 days after Closing. Any payments due from one party to the other as a result of the Final Settlement Statement shall be made within five days of the Final Settlement Date.

        6.    Title Matters. The term “Defensible Title” to the Assets means such title of Seller that, subject to and except for the Permitted Encumbrances: (i) entitles Seller to receive an interest in production from the Wells not less than the net revenue interest (“NRI”) and bear expenses attributable to the Wells of not more than the working interest (“WI”), all as set forth on Exhibit B, as to the interest in the properties subject thereto. The allocated value of each of the Wells relative to the Purchase Price is set forth on Exhibit B.

        a.          Permitted Encumbrances. The Assets shall be transferred to Buyer free and clear of all royalties, overriding royalties, production payments, debts, liens, mortgages, security interests, contract obligations, claims, and encumbrances (“Encumbrances”), except the following (the “Permitted Encumbrances”):

i. liens securing amounts not yet owing for taxes and for services of mechanics and materialmen or liens that are being contested in good faith by Seller;

ii. liens of a form and scope customary in the oil and gas industry under operating agreements and other similar instruments and agreements;

iii. operating agreements, oil and gas sales contracts, the Material Agreements, and other contracts that are usual and customary in the industry;

        iv.      royalties, overriding royalties, production payments, and other burdens on production from the Assets and in existence on the date of the assignments from Seller’s predecessors in title to Seller or acquisition of the Asset; and

v. other reasonable Encumbrances agreed to by the parties.

        b.    Defective Interest. “Defective Interests” means such Asset affected by a Title Defect that reduces the value allocated to the Asset (“Allocated Value”) by more than $5,000.00 (net to the Seller’s interest). Any defect or contractual condition or event causing Seller’s title not to be Defensible Title shall be a “Title Defect.” Notwithstanding the foregoing, the following shall not be considered Title Defects:

        i.     defects based on failure to record leases issued by the United States of America or any state, or any assignments of record title or operating rights in such leases, in the real property or other county records of the county in which such Asset is located; and

        ii.     defects asserting a change in WI/NRI based on a change in drilling and spacing units, tract allocation or changes in participating areas effective after Seller’s acquisition of the affected Asset or an after payout decrease in WI or NRI pursuant to a farmin, farmout, or other agreement.

        c.      Notice of Defective Interest. Buyer shall deliver Seller a written “Notice of Defective Interests” on or before ten days prior to the Closing Date at 5:00 p.m. at the location of Seller’s offices. Such notice shall be effective only if it includes a description of and documentation supporting the basis for the Defective Interest and the value of the defect and associated computations.

         d.      Defect Adjustments. If an Asset is affected by Defective Interests, the Purchase Price shall be reduced by the value of the defect in excess of the amount determined in Section 6.b. (which amount is a deductible, not a threshold) (which reduction shall be called a “Defect Adjustment”) unless, at Seller’s election, (i) the basis for treating such property as a Defective Interest has been removed by Seller at its sole cost and expense prior to Closing, or (ii) Buyer agrees to waive the relevant Title Defect, or (iii) Seller elects to cure such Title Defects no later than 60 days after Closing. The value of the defect shall be based on the allocated values set forth in Exhibit B. In no event shall the total value of the defects for a given Well exceed the allocated value set forth on Exhibit B for such Well.

        7.    Closing. The closing of the transaction contemplated by this Agreement (the “Closing” or “Closing Date”) shall be held on or before January 6, 2006 at Seller’s offices at 9:00 a.m. or at such other time and place as the parties may agree in writing. At Closing, the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:

        a.      Assignment. Seller shall execute, acknowledge and deliver to Buyer an Assignment, Bill of Sale and Conveyance, a form of which is attached as Exhibit C, effective as of the Effective Time to Buyer conveying the Assets with no representations of warranties, express, implied or statutory, except warranty of title by, through and under Seller, but not otherwise. All personal property and fixtures are conveyed “AS IS, WHERE IS.” In addition, Seller shall deliver to Buyer such other assignments, bills of sale, or deeds necessary to transfer the Assets to Buyer, including any conveyances on official forms and related documentation necessary to transfer the Assets to Buyer in accordance with requirements of governmental regulations.

b. Preliminary Settlement Statement. Seller and Buyer shall execute and deliver the Preliminary Settlement Statement.

c. Purchase Price. Buyer shall deliver to Seller the Closing Amount by cashier’s check or by wire transfer of immediately available funds.

        d.      Letters in Lieu. Seller and Buyer shall execute and deliver letters in lieu directing all purchasers of production to pay Buyer the proceeds attributable to production from the Assets from and after the Effective Time.

        e.      Insurance and Bonding. Buyer shall deliver to Seller evidence of appropriate State, federal, tribal and local bonds relating to ownership of the Assets after the Closing and certificates of insurance evidencing that Buyer has obtained appropriate insurance covering the Assets.

         f.      Operations. On all Assets operated by Seller, Seller shall resign as operator of the Assets and vote for Buyer as the operator of the Assets as of the Effective Time and provide Buyer evidence of such at Closing.

        8.    Apportionment of Production Revenues and Expenses. For the purposes of the Preliminary Settlement Statement and the Final Settlement Statement, all revenues, obligations, liabilities and expenses associated with the Assets shall be apportioned as of the Effective Time between Buyer and Seller, with Buyer assuming all post-Effective Time revenues and expenses and Seller retaining all pre-Effective Time revenues and expenses. The Final Settlement Statement shall be the final settlement of all revenue and expense matters between the parties. Accordingly, after the date of the Final Settlement Statement, Buyer expressly assumes all obligations and liabilities for all production, revenues, costs, expenses and taxes attributable to the Assets post-Effective Time.

        9.    Taxes. All “Taxes” (including ad valorem, property, production, excise, net proceeds, severance and other similar obligations assessed against the Assets or based on or measured by the ownership of the Assets or production therefrom) shall be prorated between Seller and Buyer as of the Effective Time; provided, however, that any Taxes determined by the value of any production shall be deemed to be attributable to the period during which such Taxes are assessed and not attributable to the year in which the production occurred.

        10.    Buyer’s Investigation of the Assets. Buyer represents that it is familiar with the aspects of owning oil and gas properties and conducting operations on such properties. Buyer will conduct an independent investigation of the nature and extent of the Assets and the Lands where the Assets are located and satisfy itself as to their physical and environmental condition, both surface and subsurface. Buyer acknowledges that the Assets have been utilized for the purpose of exploration, production and development of oil and gas, and that Buyer has been informed and is aware that oil and gas producing formations can contain naturally occurring radioactive material (“NORM”) and that some oil field production equipment and/or facilities may contain asbestos and/or NORM. If Buyer determines from the results of said inspection, and based on credible and probative evidence substantiated in good faith by Buyer’s environmental experts, that the physical or environmental condition of the Assets are not in compliance with applicable Environmental Laws (as defined hereafter) and are in access of $25,000.00, net to Seller’s account, Buyer or Seller may terminate this Agreement as to that particular Asset, by giving the other party written notice within five (5) days prior to Closing. If Buyer determines that such non-compliance is more than $12,500.00, net to Seller’s account, Seller shall either correct the condition to bring the Asset into compliance with applicable Environmental Laws or deduct the cost to bring the Asset into compliance from the Purchase Price.

        Buyer acknowledges that the Assets are subject to certain Environmental Laws regarding the environmental condition of the Lands. For purposes of this Agreement “Environmental Laws” shall mean all existing federal, state or local laws, rules, orders, directives or regulations, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, the Resources Conservation and Recovery Act of 1976, as amended by the Used Oil Recycling Act of 1980, the Solid Waste Disposal Act Amendments of 1980, and the Hazardous and Solid Waste Amendments of 1984.

        11.    Assumption of Liabilities and Obligations by Buyer. Upon Closing, Buyer shall assume and pay, perform, fulfill and discharge all claims, costs, expenses, liabilities and obligations accruing or relating to the owning, developing, exploring, operating or maintaining of the Assets or the producing, transporting and marketing of Hydrocarbons from the Assets, relating to periods before, on and after the Effective Time, including without limitation, environmental obligations and liabilities, the obligation to plug and abandon all Wells and reclaim all Well sites, all obligations arising under the Material Agreements and other agreements covering or relating to the Assets (collectively, the “Assumed Liabilities”). With the exception of environmental obligations and liabilities, Seller shall remain responsible and liable for said Assumed Liabilities for a period of 180 days after the Closing Date.

        12.    Buyer’s Indemnification and Release of Seller. Buyer shall defend, indemnify, save and hold harmless Seller, its officers, directors, shareholders, employees, representatives, agents, successors and assigns, forever, from and against all Losses which arise from or in connection with the Assumed Liabilities or Buyer’s ownership or operation of the Assets before, on and after the Effective Time. However, this indemnity does not apply for 180 days after the Closing Date for Losses connected with Buyer’s Assumed Liabilities before the Effective Time where Seller remains liable. “Losses” shall mean any actual loss, cost, expense, liability, damage, demands, suits, sanctions of every kind and character including reasonable fees and expenses of attorneys, technical experts and expert witnesses reasonably incident to matters indemnified against. Buyer shall be deemed to have released Seller at the Closing from any Losses for which Buyer has agreed to indemnify Seller hereunder.

        13.     Miscellaneous.

                 a.     Seller’s Representation. Recognizing that Seller in certain circumstances is a non-operating working interest owner of some of the Assets, (i) to the best of Seller’s knowledge, Seller has not received written notice of any proceeding, action, suit or claim before any court or government agency involving Seller and the Assets, pending or threatened, that if adversely determined would, individually or in the aggregate, have a material adverse effect on the Assets, or that would materially prohibit the consummation of the transaction contemplated by this Agreement; and (ii) to the best of Seller’s knowledge, there are no proceedings, actions, suits or claims before any court or agency involving Seller or the Assets, that if adversely determined would, individually or in the aggregate, have a material adverse effect on the Assets; (iii) to the best of Seller’s knowledge the Assets are not subject to any preferential rights to purchase; (iv) to the best of Seller’s knowledge all royalties and other payments due on Seller’s interest have been paid, and; (v) to the best of Seller’s knowledge, there are no environmental violations, including without limitation the disposal, discharge or existence of solid wastes, pollutants, hazardous substances or oil spills on the Assets.

                 b.     Survival of Provisions. The representations and warranties contained in this Agreement shall survive Closing for a period of 180 days.

                 c.     Expenses. Except as otherwise specifically provided, all fees, costs and expenses incurred by Buyer or Seller in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the party incurring the same.

                 d.     Notices. All notices under this Agreement shall be in writing and addressed as set forth below. Any communication or delivery hereunder shall be deemed to have been duly made and the receiving party charged with notice (i) if personally delivered, when received, (ii) if mailed, three business days after mailing, certified mail, return receipt requested, or (iii) if sent by overnight courier, one day after sending. All notices shall be addressed as follows:

If to Seller: Fancher Resources, LLC 1801 Broadway, Suite 720 Denver, Colorado 80202 Attn: George H. Fancher, Jr. Telephone: 303-296-6600 Fax: 303-296-2433

If to Buyer: Kodiak Oil & Gas (USA), Inc. 1625 Broadway, Suite 330 Denver, Colorado 80202 Attn: Lynn A. Peterson Telephone: 303-592-8075 Fax: 303-592-8071

Any party may, by written notice so delivered to the other parties, change the address or individual to which delivery shall thereafter be made.

                 e.     Amendments. This Agreement may not be amended nor any rights hereunder waived except by an instrument in writing signed by the party to be charged with such amendment or waiver and delivered by such party to the party claiming the benefit of such amendment or waiver.

                 f.     Assignment. Buyer shall not assign all or any portion of its respective rights or delegate all or any portion of its respective duties hereunder unless it continues to remain primarily liable for the performance of its obligations hereunder.

                 g.     Announcements. Seller and Buyer shall consult with each other with regard to all press releases and other announcements issued after the date of this Agreement and prior to the Closing Date concerning this Agreement or the transactions contemplated hereby and, except as may be required by applicable laws or the applicable rules and regulations of any governmental agency or stock exchange, neither Buyer nor Seller shall issue any such press release or other publicity without the prior written consent of the other party, which consent shall not be unreasonably withheld.

                 h.     Governing Law. This Agreement and the transactions contemplated hereby and any arbitration or dispute resolution conducted pursuant hereto shall be construed in accordance with, and governed by, the laws of the State of Colorado.

                 i.     Entire Agreement. This Agreement constitutes the entire understanding among the parties, their respective partners, shareholders, officers, directors and employees with respect to the subject matter hereof, superseding all negotiations, prior discussions and prior agreements and understandings relating to such subject matter.

                 j.     Binding Effect. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto, and their respective successors and assigns.

                 k.    Disclaimer of Representations and Warranties. The parties hereto each disclaim all liability and responsibility for any other representation, warranty, statements or communications (orally or in writing) to any other party wherever and however made, including, but not limited to, those made during any negotiations. Without limiting the generality of the foregoing, neither party makes any representation or warranty as to (a) the amount, value, quality or deliverability of petroleum, natural gas or other reserves attributable to the Assets or (b) any geological, engineering or other interpretations of economic valuation. THE ASSETS ARE SOLD WITHOUT ANY WARRANTY, EXPRESS, IMPLIED OR STATUTORY, EXCEPT WARRANTY OF TITLE BY, THROUGH AND UNDER SELLER. ALL TANGIBLE PERSONAL PROPERTY INCLUDED IN THE ASSETS IS SOLD “AS IS, WHERE IS,” AND SELLER MAKES NO, AND DISCLAIMS ANY, REPRESENTATION OR WARRANTY, WHETHER EXPRESS OR IMPLIED, AND WHETHER BY COMMON LAW, STATUTE, OR OTHERWISE, AS TO (i) MERCHANTABILITY, (ii) FITNESS FOR ANY PARTICULAR PURPOSE, (iii) CONFORMITY TO MODELS OR SAMPLES OF MATERIALS AND (iv) CONDITION. The parties agree that the preceding disclaimers of warranty are “conspicuous” disclaimers for purposes of any applicable law, rule or order.

                 1.    1031 Exchange. Seller reserves the right, at or prior to Closing, to assign its rights under this Agreement with respect to all or a portion of the Purchase Price, and that portion of the Assets associated therewith (“1031 Assets”), to a Qualified Intermediary (“QI”) (as that term is defined in Section 1.1031(k)-1(g)(4)(v) of the Treasury Regulations) to accomplish this Closing, in whole or in part, in a manner that will comply with the requirements of a like-kind exchange (“Like-Kind Exchange”) pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended (“Code”). If Seller so elects, Seller may assign its rights under this Agreement to the 1031 Assets to the QI. Buyer hereby (i) consents to Seller’s assignment of its rights in this Agreement with respect to the 1031 Assets, and (ii) if such assignment is made, agrees to all or a portion of the Purchase Price into the qualified trust account at Closing as directed in writing by Seller. Seller and Buyer acknowledge and agree that a whole or partial assignment of this Agreement to a QI shall not release either Party from any of its respective liabilities and obligations to each other or expand any such respective liabilities or obligations under this Agreement. Neither Party represents to the other that any particular tax treatment will be given to either Party as a result of the Like-Kind Exchange. Buyer shall not be obligated to pay any additional costs or incur any additional obligations in its sale of the Assets if such costs are the result of the other Seller’s Like-Kind Exchange, and Seller shall hold harmless and indemnify the Buyer from and against all claims, losses and liabilities, if any resulting from a Like-Kind Exchange.

       Executed this 7th day of December, 2005.

SELLER: FANCHER RESOURCES, LLC /s/ George H. Fancher George H. Fancher, Jr. Manager

BUYER KODIAK OIL & GAS (USA), INC. /s/ Lynn A. Peterson Lynn A. Peterson President

STATE OF COLORADO CITY AND COUNTY OF DENVER	) ) )	ss.

        The foregoing instrument was acknowledged before me this 7th day of December, 2005 by George H. Fancher, Jr., as Manager of Fancher Resources, LLC, a Colorado limited liability company, on behalf of the company.

        Witness my hand and official seal.

        My commission expires: ______________________________

____________________________
Notary Public

STATE OF COLORADO CITY AND COUNTY OF DENVER	) ) )	ss.

        The foregoing instrument was acknowledged before me this 7thn day of December, 2005 by Lynn A. Peterson as President of Kodiak Oil & Gas (USA), Inc., a Colorado corporation, on behalf of the company.

        Witness my hand and official seal.

        My commission expires: ______________________________

____________________________
Notary Public

EXHIBIT C
ASSIGNMENT, BILL OF SALE AND CONVEYANCE

        THIS ASSIGNMENT, BILL OF SALE AND CONVEYANCE (“Assignment”), dated effective November 1, 2005 at 7:00 a.m. local time (the “Effective Time”), is from Fancher Resources, LLC, a Colorado limited liability company whose address is 1801 Broadway, Suite 720, Denver, Colorado 80202 (“Assignor”) to Kodiak Oil & Gas (USA), Inc., a Colorado Corporation, whose address is 1625 Broadway, Suite 330, Denver, Colorado 80202 (“Assignee”).

        For $10.00 and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor hereby sells, assigns, transfers, grants, bargains, conveys to Assignee all of Assignor’s right, title and interest, in and to the following (all of which are called the “Assets”):

                1.     The oil and gas leases and other leasehold interests described in Exhibit A (the “Leases”), all right, title and interest in and to the oil, gas and all other hydrocarbons, whether liquid or gaseous (the “Hydrocarbons”), in, on or under or that may be produced from the lands covered by the Leases (the “Lands”) after the Effective Time and all other minerals of whatever nature in, on or under the Leases and Lands, or described in Exhibit A.

                2.     The oil and gas wells located on the Leases and Lands, or lands pooled or unitized therewith which include the oil and gas wells (the “Wells”), all injection and disposal wells on the Leases or Lands, and all personal property and equipment associated with the Wells as of the Effective Time.

                3.     The rights, to the extent transferable, in and to all existing and effective unitization, pooling and communitization agreements, declarations and orders, to the extent that they relate to or affect any of the interests described in Paragraphs 1 and 2 or the post-Effective Time production of Hydrocarbons from the Leases and Lands.

                4.     The rights, to the extent transferable, in and to Hydrocarbon sales, purchase, gathering, transportation and processing contracts, operating agreements, partnership agreements, farmout agreements and other contracts, agreements and instruments relating to the interests described in Paragraphs 1, 2 and 3, excluding however, any insurance contracts.

                5.     All of the personal property, fixtures, improvements, permits, licenses, approvals, servitudes, rights-of-way, easements and other surface rights located on or used in connection with the properties and interests described in Paragraphs 1 through 4, to the extent that they are located on the Leases or Lands and used in association with the Wells as of the Effective Time.

                6.     The files, records, data and information relating to the items described in Paragraphs 1 through 5, maintained by Assignor (the “Records”), but excluding the following:   (i)  all of Assignor’s internal appraisals and interpretive data related to the Leases, Lands and Wells, (ii)  all information and data under contractual restrictions on assignment, (iii) all information subject

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to a privilege, (iv)  Assignor’s corporate financial, employee and general tax records that do not relate to the Assets, and (v) all accounting files that do not relate to the Assets.

        TO HAVE AND TO HOLD the Assets unto Assignee and its successors and assigns forever.

        This Assignment is made and accepted expressly subject to the following terms and conditions:

                a.     THIS ASSIGNMENT IS MADE WITHOUT WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, EXCEPT WARRANTY OF TITLE BY, THROUGH AND UNDER ASSIGNOR. ASSIGNOR EXPRESSLY DISCLAIMS AND NEGATES ANY WARRANTY AS TO THE CONDITION OF ANY PERSONAL PROPERTY, EQUIPMENT, FIXTURES AND ITEMS OF MOVABLE PROPERTY COMPRISING ANY PART OF THE ASSETS, INCLUDING (i) ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY OR CONDITION, (ii) ANY IMPLIED OR EXPRESS WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, (iii) ANY IMPLIED OR EXPRESS WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, (iv) ANY RIGHTS OF ASSIGNEE UNDER APPLICABLE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION, AND (v) ANY CLAIM BY ASSIGNEE FOR DAMAGES BECAUSE OF DEFECTS, WHETHER KNOWN OR UNKNOWN, IT BEING EXPRESSLY UNDERSTOOD BY ASSIGNEE THAT SAID PERSONAL PROPERTY, FIXTURES, EQUIPMENT, AND ITEMS ARE BEING CONVEYED TO ASSIGNEE “AS IS,” “WHERE IS,” WITH ALL FAULTS, AND IN THEIR PRESENT CONDITION AND STATE OF REPAIR; PROVIDED, HOWEVER, THIS PARAGRAPH a SHALL NOT LIMIT ANY OF ASSIGNOR’S INDEMNITY OBLIGATIONS OR ASSIGNOR’S REPRESENTATIONS UNDER THE PURCHASE AND SALE AGREEMENT DATED EFFECTIVE NOVEMBER 1, 2005 BETWEEN ASSIGNOR AND ASSIGNEE AND THE AGREEMENTS AND DOCUMENTS EXECUTED PURSUANT THERETO (COLLECTIVELY, THE “PURCHASE AGREEMENT”).

                b.     To the extent permitted by law, Assignee shall be subrogated to Assignor’s rights in and to representations, warranties and covenants given with respect to the Assets. Assignor hereby grants and transfers to Assignee, its successors and assigns, to the extent so transferable and permitted by law, the benefit of and the right to enforce the covenants, representations and warranties, if any, which Assignor is entitled to enforce with respect to the Assets, but only to the extent not enforced by Assignor. Assignee shall assume all past and future rights of Assignor for any gas imbalances.

                c.     Assignee assumes and agrees to pay, perform, fulfill and discharge all claims, costs, expenses, liabilities and obligations accruing or relating to the owning, developing, exploring, operating or maintaining of the Assets or the producing, transporting and marketing of Hydrocarbons from the Assets, relating to periods before, on and after the Effective Time, including, without limitation, environmental obligations and liabilities, the obligation to plug and abandon all Wells and reclaim all Well sites, and all obligations arising under the Material Agreements and other agreements covering or relating to the Assets, all as more particularly set forth in the Purchase

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Agreement and subject to Assignee’s obligations, including without limitation, Assignee’s indemnity obligations under the Purchase Agreement. With the exception of environmental obligations and liabilities, Assignor shall remain responsible and liable for said liabilities for a period of 180 days after the Closing Date.

                d.     The references herein to liens, encumbrances, burdens, defects and other matters shall not be deemed to ratify or create any rights in third parties or merge with, modify or limit the rights of Assignor or Assignee, as between themselves, as set forth in the Purchase Agreement or other documents executed in connection therewith.

                e.     Unless provided otherwise, all recording references in the Exhibits hereto are to the official real property records of the county in which the Assets are located.

                f.     Separate governmental form assignments of the Assets may be executed on officially approved forms by Assignor to Assignee, in sufficient counterparts to satisfy applicable statutory and regulatory requirements. Those assignments shall be deemed to contain all of the exceptions, reservations, warranties, rights, titles, power and privileges set forth herein as fully as though they were set forth in each such assignment. The interests conveyed by such separate assignments are the same, and not in addition to, the interest in the Assets conveyed herein.

                g.     This Assignment binds and inures to the benefit of Assignor and Assignee and their respective successors and assigns.

                h.     This Assignment may be executed in any number of counterparts, and by different parties in separate counterparts, each of which shall be deemed to be an original instrument, but all of which together shall constitute but one instrument.

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        EXECUTED on the dates contained in the acknowledgment of this instrument, to be effective for all purposes as of the Effective Time.

ASSIGNOR FANCHER RESOURCES, LLC __________________________ George H. Fancher, Jr. Manager ASSIGNEE KODIAK OIL & GAS (USA), INC. __________________________ Lynn A. Peterson President

4

Acknowledgments

STATE OF COLORADO CITY AND COUNTY OF DENVER	) ) )	ss.

        The foregoing instrument was acknowledged before me this 7th day of December, 2005 by George H. Fancher, Jr., as Manager of Fancher Resources, LLC, a Colorado limited liability company, on behalf of the company.

        Witness my hand and official seal.

        My commission expires: ____________________________

____________________________
Notary Public

STATE OF COLORADO CITY AND COUNTY OF DENVER	) ) )	ss.

        The foregoing instrument was acknowledged before me this 7thn day of December, 2005 by Lynn A. Peterson as President of Kodiak Oil & Gas (USA), Inc., a Colorado corporation, on behalf of the company.

        Witness my hand and official seal.

        My commission expires: ____________________________

____________________________
Notary Public

LIST OF EXHIBITS

Exhibit A	Leases

Exhibit B	Wells and Allocated Values

Exhibit C	Form of Assignment